EXHIBIT 99.1

News Release dated December 3, 2015, Suncor Energy extends offer to

January 8, 2016

News Release

FOR IMMEDIATE RELEASE

Suncor Energy extends Canadian Oil Sands Offer to January 8, 2016

(All dollar amounts referenced are in Canadian dollars unless otherwise specified)

Calgary, Alberta (Dec. 3, 2015) — Suncor Energy today announced it has extended its offer to Canadian Oil Sands Limited (“COS”) shareholders. Suncor will file a corresponding notice of extension to formally extend the expiry time of its offer to 6:00 p.m. MT (8:00 p.m. ET) on Friday, January 8, 2016.

“Our offer is full and fair and in the best interests of COS shareholders,” said Steve Williams, Suncor’s president and chief executive officer. “This process has always been about allowing COS shareholders to decide for themselves on the merits of our offer. The good news is that they will finally have their say.”

Since Suncor first expressed interest in acquiring COS, the oil market outlook has worsened, COS has reported negative free cash flow for the first nine months of 2015 and most recently announced an optimistic production outlook for 2016 that seems destined to continue COS’ track record of overpromising and under-delivering.  Despite continuous claims and promises to the contrary, COS has failed to produce any viable alternative for its shareholders.

“The pressure is clearly on COS’ board and management to prove they are acting in someone’s interest other than their own,” said Williams. “The Alberta Securities Commission decision allows COS more time to surface a superior offer from a credible third party, something most analysts see as unlikely. They are now focused on a self-serving claim that COS, despite a balance sheet with a near junk credit profile, is better off as an independent company in a lower for longer crude oil price environment.”

Williams added, “Suncor’s offer delivers a significant and immediate premium, continued exposure to rising oil prices, and superior long-term upside versus the significant risk facing COS and its shareholders. We urge COS shareholders to act to protect the value of their investment by tendering their shares to the Suncor offer.”

About Suncor’s Offer to COS shareholders

Suncor is proposing to acquire all of the outstanding shares of COS. Under the terms of the offer, each COS shareholder will receive consideration of 0.25 of a Suncor share per COS share. Based on the closing price of Suncor’s shares on December 2, 2015, the offer represents an implied value of $9.19 per COS share or a significant 48% premium to the pre-offer trading price of $6.19 per COS share. All regulatory conditions to the offer, including those related to the Competition Act (Canada), have been satisfied.

In addition, COS shareholders will receive a 45% cash dividend increase. COS shareholders will also benefit from ongoing ownership in shares of Suncor, Canada’s leading integrated energy company. Suncor’s integrated business model and strong, investment grade balance sheet have consistently delivered superior returns to shareholders throughout the price cycle. Over the five years ending October 2, 2015, through changing oil price environments, Suncor has increased its dividend by 190% and delivered a total shareholder return of over 15%. During that same period, Canadian Oil Sands has cut its dividend by 90% and its shareholders have endured a negative total return of 69%.

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com

Canadian Oil Sands shareholders are strongly encouraged to tender their shares to the Suncor offer to capture a significant, upfront premium and continued ownership in Suncor — a financially stronger, more diverse and more stable company.

For more information about Suncor’s Offer for COS, visit suncorofferforcanadianoilsands.com.

D.F. King has been retained as information agent for the offer. Any questions or requests for assistance in tendering COS shares should be directed to D.F. King at:

Toll Free in North America: 1-866-521-4427

Banks, Brokers and Collect Calls: 1-201-806-7301

Toll Free Facsimile: 1-888-509-5907

Email: inquiries@dfking.com

NOTICE TO U.S. HOLDERS

The Offer is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer documents in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer documents have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their shares in COS (“Shares”) and the acquisition of Suncor common shares by them as described in the Offer documents may have tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer documents.

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of Suncor and COS are incorporated under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named in the Offer documents may be residents of a foreign country and that all or a substantial portion of the assets of Suncor and COS and said persons may be located outside the United States.

THE SUNCOR COMMON SHARES OFFERED AS CONSIDERATION IN THE OFFER DOCUMENTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, Suncor or its affiliates, directly or indirectly, may bid for or make purchases of Suncor common shares or Shares, or certain related securities, as permitted by applicable law or regulations of the United States, Canada or its provinces or territories.

On October 5, 2015 Suncor filed a registration statement on Form F-80, as amended from time to time, which includes the documents related to the Offer, with the SEC in respect of the Offer. This news release is not a substitute for such registration statement or any other documents that Suncor has filed or may file with the SEC or send to shareholders in connection with the Offer. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-80 AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the registration statement on Form F-80, as well as other filings containing information about Suncor, at the SEC’s website (sec.gov).

Forward-Looking Statements

This news release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”), including statements about Suncor’s offer, including that it is full and fair, is in the best interest of COS shareholders, delivers a significant and immediate premium and superior long-term upside and that COS shareholders will receive a dividend increase if they tender their shares to the offer; and COS’ production outlook for 2016, including that it is optimistic and seems destined to continue COS’ track record of overpromising and under-delivering. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Users of this information are cautioned that actual results may differ materially as a result of, among other things, assumptions regarding expected synergies and reduced operating expenditures; volatility of and assumptions regarding oil and gas prices; assumptions regarding timing of commissioning and start-up of capital projects; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in marketing operations (including credit risks); imprecision of production and reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from Suncor’s properties; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; assumptions regarding the timely receipt of regulatory and other approvals; the ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; assumptions regarding OPEC production quotas; and risks associated with existing and potential future lawsuits and regulatory actions.

Although Suncor believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Suncor’s management’s discussion and analysis (“MD&A”) for the period ended September 30, 2015 (the “Third Quarter MD&A”) and dated October 28, 2015, 2014 Annual Report and its most recently filed Annual Information Form/Form 40-F and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Suncor’s actual results may differ materially from those expressed or implied by its forward looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of Suncor and its reportable operating segments and the timing and terms upon which the Offer may be consummated, if at all, may be affected by a number of factors. Many of these risk factors and other assumptions related to Suncor’s forward-looking statements and information are discussed in further detail throughout the Offer documents, the Third Quarter MD&A, and in Suncor’s 2014 annual MD&A, 2014 Annual Information Form and Form 40-F on file with Canadian securities commissions at sedar.com and the SEC at sec.gov, and readers should refer to such risk factors and other statements in evaluating the forward-looking statements contained in this news release.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

For more information please contact:

Investor inquiries:

800-558-9071

offer@suncor.com

Media inquiries:

403-296-4000

media@suncor.com